Exhibit 99.2

Key Talking Points for Conversations with Customers and Suppliers

RE: The L.S. Starrett Company (“Starrett”) Enters into a Merger Agreement with an affiliate of MiddleGround Capital (“MiddleGround”) to Become Private Company

•         This change from public to private ownership will be handled seamlessly as all of our businesses will remain focused on delivering the same brand expectations that our customers expect from Starrett: high-quality tools, saws and high-end metrology equipment meeting the application needs of our valued customers now and in the future.

◦         Operational leadership and staffing globally will remain intact, maintaining continuity and personal interface for our internal and external customers.

◦         All marketing plans and order to cash discipline remain on track: including approved trade shows, business meetings, customer orders, invoicing and payment terms.

The Transaction:

◦         $16.19 per share in cash.

Timing:

◦         Subject to customary closing conditions, including shareholder approval.

◦         We will require a special meeting of the shareholders which will be scheduled sometime in the coming months.

◦         We expect the deal to close by the middle of 2024.

Why sell Starrett?

◦         The Board of Directors conducted a thorough and comprehensive analysis of the proposal and determined that this go-private transaction is compelling for the Company’s shareholders, employees, customers and communities of Starrett.

◦         As a private company supported by MiddleGround, Starrett will have enhanced financial flexibility, which will allow our portfolio of businesses to capitalize on significant opportunities ahead and better serve customers with more innovative, differentiated products.

Who is MiddleGround and do they own other machine tool manufacturers?

◦         MiddleGround is a private equity firm that invests in B2B companies in the industrial and specialty distribution sectors in the lower middle market in North America & Europe. They are differentiated as true operators who have experience working in and managing businesses that range from the lower middle market to Fortune 500 companies.

Middleground’s business portfolio includes among others MegaTech a manufacturer focused on high precision, highly complex CNC machining for prototyping and low to medium volume production for technologically advanced end markets and Banner Industries/Castle Metals a leading processor and distributor of metal bar products for a diverse set of industrial, medical, and aerospace end markets.

◦         Additional information regarding MiddleGround is available on its website (www.middleground.com).

Does MiddleGround have its own suppliers?

◦         Yes, they have their own suppliers, but it is expected that all Starrett relationships will continue as they have been.

◦         MiddleGround has not indicated that it expects to make changes to Starrett operations; it has been supportive the management team and its strategic plan.

◦         The management team, our dedicated associates and strong customer base is the reason MiddleGround is interested in taking Starrett private.